Exhibit 99.1

Appointment of Deepak Malhotra as a Director on Azure Power Global’s Board

New Delhi, November 12, 2019 - Azure Power (NYSE:AZRE), a leading solar power producer in India, announced that Deepak Malhotra, Director, Infrastructure, South Asia at Caisse de dépôt et placement du Québec (CDPQ), was appointed to its Board of Directors, taking CDPQ’s total number of board seats to two. CDPQ, a long-term institutional investor that manages funds primarily for public and parapublic pension and insurance plans, with CA$326.7 billion in net assets, is Azure Power’s largest individual shareholder and holds an equity position of more than 41%.

Deepak Malhotra has over 18 years of experience across all facets of infrastructure. Before joining CDPQ in 2018, Mr Malhotra worked with International Finance Corporation (IFC), World Bank Group, where he led many debt and equity investments in the infrastructure sector. Prior to IFC, Mr Malhotra worked with one of the leading credit rating agencies in India and in the Merchant Navy.

Speaking on this occasion, Ranjit Gupta, Chief Executive Officer, Azure Power said, "We are pleased to welcome Deepak Malhotra as a Director on our board. The addition of Deepak will provide a valuable perspective as we continue to execute our strategy, drive profitability and enhance value for shareholders. We are honoured to have CDPQ's trust in Azure Power and to see their commitment to the solar sector in India.”

Commenting on Mr. Malhotra appointment, Emmanuel Jaclot, Executive Vice-President and Head of Infrastructure at CDPQ said, "We are pleased to have Deepak as an additional representative on the Board of Azure Power, a leading solar company in India. We are confident in the solar industry's long-term outlook and look forward to working with the Azure's leadership team to capitalize on growth opportunities.”

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-Indian portfolio. With its in-house engineering, procurement and construction expertise and advanced inhouse operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale, rooftop to mini & micro grids, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials;

its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power

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